Andrew Goodman 212.813.8824 agoodman@goodwinlaw.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

November 30, 2017

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook and Mary Beth Breslin

Re:	Inotek Pharmaceuticals Corporation

Revised Preliminary Proxy Statement on Schedule 14A

Filed November 20, 2017

File No. 001-36829

Dear Ms. Westbrook and Ms. Breslin:

This letter is being submitted on behalf of Inotek Pharmaceuticals Corporation (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s revised Preliminary Proxy Statement on Schedule 14A filed on November 20, 2017 ( “Amendment No. 1”), as set forth in your letter dated November 28, 2017 addressed to Mr. Southwell, President and Chief Executive Officer of the Company (the “Comment Letter”).

For reference purposes, the Staff’s numbered comment has been reproduced in italics herein with the response immediately following such comment. In addition, attached hereto as Annex A for review by the Staff are certain pages from Amendment No. 1 reflecting revisions to the Company’s disclosure that we would undertake to include in the Company’s definitive proxy statement. Page references in the response refer to the pages in Amendment No. 1, as first filed on November 20, 2017.

The response provided herein is based upon information provided to Goodwin Procter LLP. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Annex A (marked to show changes from Amendment No. 1).

November 30, 2017

From PRER14A Filed November 20, 2017

Notes to Financial Statements

Audited Financial Statements of Rocket Pharmaceuticals, Ltd. for the Year Ended December 31, 2016

Agreements Related to Intellectual Property, page F-17

1.	Please clarify your response to prior comment 17 by telling us whether you expense the intellectual properties acquired, under which you obtained the right to both develop and sublicense the acquired intellectual properties. If so, also tell us your basis for determining that no alternative future use exists. Refer to ASC 730-10-25-2c.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in accordance with ASC 730-10-25-2c., Rocket Pharmaceuticals, Ltd. (“Rocket”) expenses intellectual properties acquired from others unless the costs meet the definition of an intangible asset and the intangible asset has alternative future uses. Rocket expenses all such costs associated with the acquisition of intangible assets at the time of acquisition. Rocket purchased separate intellectual property for three diseases which are specific and unique to each disease and cannot be applied to other projects. These diseases are identified in the business overview section and include Fanconi Anemia, Leukocyte Adhesion Deficiency-I, and Pyruvate Kinase Deficiency. Should the research project fail, the intangible asset cannot be used for any other research project as they relate to very unique biological factors associated with each specific disease. Each of the license agreements includes a sublicense option; however, the sublicense options can only be applied to the specific diseases and would only be exercised to further Rocket’s development of the intellectual property, in the form of contract manufacturing or development arrangements, or for sales, marketing and commercialization support from third party vendors, which would not constitute an alternate use. The terms of the license agreements require Rocket to meet certain development milestones. Should Rocket fail to meet its obligations under the license agreements, the licenses, including any related sublicense agreements, would revert back to the licensor. Therefore, Rocket has determined that the intellectual properties have no alternative future use. Accordingly, and, as noted in ASC 730-10-25-2c, the cost of the intellectual properties represent research and development expenses and are expensed as incurred. The Company has also revised the disclosure accordingly, and this updated disclosure will be reflected in the definitive proxy statement when filed. Please see the revised disclosure in Annex A.

The undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company and its management is responsible for the adequacy and accuracy of the disclosure in the filing;

November 30, 2017

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned by phone at 212-813-8824 or by email at AGoodman@goodwinlaw.com.

Sincerely,

/s/ Andrew Goodman

Andrew Goodman

Enclosures

cc:	David P. Southwell, President and Chief Executive Officer, Inotek Pharmaceuticals Corporation

Mitch Bloom, Goodwin Procter LLP

Annex A

The significant components of the Company’s deferred income tax assets and liabilities after applying the enacted corporate tax rates are as follows:

	For the year ended December 31, 2016	For the period July 14, 2015 (Inception) to December 31, 2015
Deferred income tax assets (liabilities)
Operating losses carried forward	$458	$23
Other	25	—
Valuation allowance	(483)	(23)

Net deferred income tax asset	$—	$—

As of December 31, 2016, the Company has accumulated net operating losses of approximately $7,043 for New York City tax purposes, which may be available to carry forward and offset future years’ taxable income. The losses expire in various amounts starting in 2035.

As of December 31, 2016, the Company had no unrecognized tax benefits or liabilities for uncertain tax positions. The Company files income tax returns in the United States and New York State and New York City, but did not report any income effectively connected with a U.S. trade or business. The federal, state and local income tax returns are generally subject to tax examinations for all periods since inception.

11. Commitments and Contingencies

Legal Liabilities

The Company may be subject to various claims and legal proceedings that arise from time to time in the ordinary course of its business. While the Company intends to defend vigorously its position and cannot predict the outcome of these ongoing legal proceedings, an adverse outcome in any of these proceedings could have a material effect on the Company’s current and future financial position, results of operations or cash flows.

The Company is not involved in any legal proceeding that it expects to have a material effect on its business, financial position, results of operations or cash flows.

12. Agreements Related to Intellectual Property

The Company has entered into various license and research and collaboration arrangements. The transactions principally resulted in the acquisition of intellectual property, exclusive rights and sublicensing rights which are specific to each disease. The acquired assets are in the pre-clinical and clinical phase and are being tested for safety or feasibility. In all cases, the Company did not acquire tangible assets, processes, protocols or operating systems. Each of the license agreements contains a sublicense option; however, the sublicense options can only be applied to the specific diseases and would only be exercised to further the Company’s development of the intellectual property, in the form of contract manufacturing or development arrangements, or for sales, marketing and commercialization support from third party vendors, which would not constitute an alternate use. The Company expenses the acquired assets as of the acquisition date on the basis that the cost of intangible assets purchased from others for use in research and development activities, has no alternative future uses.

License 161101 and SRA 161101

On November 17, 2015, the Company entered into an exclusive license agreement (“License 161101”) with Hutch under which the Company was granted an exclusive license under the patents specified in the agreement of the License 161101 (the “Patents”) to make, have made, use, sell, offer to sell, and import products and processes using gene therapy for the treatment of FA. The Company additionally has the right to grant one or more sublicenses to any or all of the rights licensed in connection with License 161101. The License Agreement is in effect for the earlier of (a) the expiration date of the last-to-expire patent, on a country-by-country basis, in which a valid claim covers a product in the country in which the product is sold, or (b) 15 years following regulatory approval of the first product. The Company will record as expense any contingent milestone payments or royalties in the period in which such liabilities are incurred.

The Company is obligated to make aggregate payments of up to $1,600 to Hutch upon the achievement of specified development and regulatory milestones. With respect to any commercialized products covered by License 161101, the Company is obligated to pay a low to mid-single digit royalty on net sales, subject to specified adjustments, by the Company or its sub licensees or

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